[LETTERHEAD OF KPMG]


                         Independent Auditors' Report

To the Board of Trustees of
Wells Fargo Variable Trust Funds:



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Corporate Bond Fund, Equity Income Fund, Equity Value Fund, Growth Fund, Large Company Growth Fund, Money Market Fund, and Small Cap Growth Fund, portfolios of Wells Fargo Variable Trust Funds (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from May 31, 1999 (date of our last examination) through December 31, 1999 for Corporate Bond Fund, Equity Income Fund, Large Company Growth Fund and Small Company Growth Fund (formerly Norwest Select Funds) and from June 30, 1999 (date of our last examination) through December 31, 1999 for Equity Value Fund, Growth Fund and Money Market Fund (formerly Life & Annuity Trust Funds):


(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

[KPMG LOGO]


(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6) Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Wells Fargo Variable Trust Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities reflected in the investment account of Wells Fargo Variable Trust Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Corporate Bond Fund, Equity Income Fund, Equity Value Fund, Growth Fund, Large Company Growth Fund, Money Market Fund, and Small Cap Growth Fund, portfolios of Wells Fargo Variable Trust Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                           KPMG LLP


San Francisco, California
February 23, 2000

                                                        [WELLS FARGO FUNDS LOGO]


February 23, 2000

KPMG LLP
99 High Street
Boston, MA 02110-2371



RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

We, as members of management of Corporate Bond Fund, Equity Income Fund, Equity Value Fund, Growth Fund, Large Company Growth Fund, Money Market Fund, and Small Cap Growth Fund, portfolios of Wells Fargo Variable Trust Funds (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999, from May 31, 1999 (date of your last examination) through December 31, 1999 for Corporate Bond Fund, Equity Income Fund, Large Company Growth Fund and Small Company Growth Fund (formerly Norwest Select Funds) and from June 30, 1999 (date of your last examination) through December 31, 1999 for Equity Value Fund, Growth Fund and Money Market Fund (formerly Life & Annuity Trust Funds).

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and for the periods specified in the paragraph above with respect to securities reflected in the investment accounts of Corporate Bond Fund, Equity Income Fund, Equity Value Fund, Growth Fund, Large Company Growth Fund, Money Market Fund, and Small Cap Growth Fund, portfolios of Wells Fargo Variable Trust Funds.


Sincerely,

/s/ Karla Rabusch
Karla Rabusch
Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

                                                      OMB Number:     3235-0360
 Certificate of Accounting of Securities and Similar  Expires:    July 31, 1991
             Investments in the Custody of            Estimated average  burden
            Management Investment Companies           hours per response...0.05


              Pursuant to Rule 17f-2 [17CFR 270.17 f-2]


------------------------------------------------------------------------------------------------------
1.  Investment Company Act File Number:                                    Date examination completed:
 801- 8202                                                                                    12/31/99
------------------------------------------------------------------------------------------------------
2.  State Identification Number:
    --------------------------------------------------------------------------------------------------
    AL                    AK                AZ                AR                CA                CO
    --------------------------------------------------------------------------------------------------
    CT                    DE                DC                FL                CA                HI
    --------------------------------------------------------------------------------------------------
    ID                    IL                IN                IA                KS                KY
    --------------------------------------------------------------------------------------------------
    LA                    ME                MD                MA                MI                MN
    --------------------------------------------------------------------------------------------------
    MS                    MO                MT                NE                NV                NH
    --------------------------------------------------------------------------------------------------
    NJ                    NM                NY                NC                ND                OH
    --------------------------------------------------------------------------------------------------
    OK                    OR                PA                RI                SC                SD
    --------------------------------------------------------------------------------------------------
    TN                    TX                UT                VT                VA                WA
    --------------------------------------------------------------------------------------------------
    WY                    WY                WY                PUERTO RICO
    --------------------------------------------------------------------------------------------------
    Other (specify):
------------------------------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
             Wells Fargo Variable Trust Funds
------------------------------------------------------------------------------------------------------
4.  Name under which  business is conducted, if different from above:

------------------------------------------------------------------------------------------------------
5.  Address of principal place of business (number, street, city, state, zip code):

------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All Items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securites and Exchange Commission and appropirate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state adminstrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

NOTE: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms.
Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.